Orbital Corporation Limited ABN 32 009 344 058 4 Whipple Street, Balcatta, 6021 PO Box 901, Balcatta, 6914 Western Australia Ph +61 8 9441 2311 Fax: +61 8 9441 2133 Website: www.orbitalcorp.com.au

22 October 2008

The Manager

Company Announcements Office

Australian Stock Exchange Limited

20 Bridge Street

SYDNEY NSW 2000

Dear Sir

In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act 2001, Orbital Corporation Limited advises that all resolutions put at the Company’s Annual General Meeting held on 22 October 2008 were passed on a show of hands.

Details of the resolutions and the proxy voting in respect of each are as follows:

2.

That the Remuneration Report be adopted.

Total number of proxy votes exercisable by all proxies validly appointed

46,980,107

Total number of proxy votes which specified that:

The proxy is to vote for the resolution

37,385,477

The proxy is to vote against the resolution

5,032,255

The proxy is to abstain on the resolution

753,412

The proxy may vote at the proxy’s discretion

3,808,963

3.

That Mr J G Young be re-elected as a director of the Company.

Total number of proxy votes exercisable by all proxies validly appointed

46,980,107

Total number of proxy votes which specified that:

The proxy is to vote for the resolution

36,663,247

The proxy is to vote against the resolution

1,697,352

The proxy is to abstain on the resolution

2,930,651

The proxy may vote at the proxy’s discretion

5,688,857

4.

That Dr M T Jones shall be elected as a director of the Company.

Total number of proxy votes exercisable by all proxies validly appointed

46,980,107

Total number of proxy votes which specified that:

The proxy is to vote for the resolution

41,882,767

The proxy is to vote against the resolution

835,782

The proxy is to abstain on the resolution

514,368

The proxy may vote at the proxy’s discretion

3,747,190

4.

That Dr V Braach-Maksvytis shall be elected as a director of the Company.

Total number of proxy votes exercisable by all proxies validly appointed

46,980,107

Total number of proxy votes which specified that:

The proxy is to vote for the resolution

40,340,393

The proxy is to vote against the resolution

2,355,351

The proxy is to abstain on the resolution

537,273

The proxy may vote at the proxy’s discretion

3,747,090

6.

Reduction of Share Capital.

Total number of proxy votes exercisable by all proxies validly appointed

46,980,107

Total number of proxy votes which specified that:

The proxy is to vote for the resolution

36,417,635

The proxy is to vote against the resolution

4,080,716

The proxy is to abstain on the resolution

2,702,347

The proxy may vote at the proxy’s discretion

3,766,076

7.

Approval of Executive Long Term Share Plan.

Total number of proxy votes exercisable by all proxies validly appointed

46,980,107

Total number of proxy votes which specified that:

The proxy is to vote for the resolution

36,621,744

The proxy is to vote against the resolution

6,332,753

The proxy is to abstain on the resolution

463,143

The proxy may vote at the proxy’s discretion

1,322,651

The proxy may vote in accordance with instructions

495,550

The proxy may not vote as proxy is Unusable

1,744,266

8.

Approval of new Performance Rights Plan.

Total number of proxy votes exercisable by all proxies validly appointed

46,980,107

Total number of proxy votes which specified that:

The proxy is to vote for the resolution

33,829,099

The proxy is to vote against the resolution

9,096,216

The proxy is to abstain on the resolution

486,825

The proxy may vote at the proxy’s discretion

1,322,651

The proxy may vote in accordance with instructions

495,550

The proxy may not vote as proxy is Unusable

1,749,766

9.

Acquisition of shares by the Managing Director / Chief Executive Officer under the Executive Long Term Share Plan and the Performance Rights Plan.

Total number of proxy votes exercisable by all proxies validly appointed

46,980,107

Total number of proxy votes which specified that:

The proxy is to vote for the resolution

32,925,646

The proxy is to vote against the resolution

9,815,834

The proxy is to abstain on the resolution

673,460

The proxy may vote at the proxy’s discretion

1,322,651

The proxy may vote in accordance with instructions

495,550

The proxy may not vote as proxy is Unusable

1,749,966

Yours faithfully

K A Halliwell

Company Secretary